16:14 11-09-2015 Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 8, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 8, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 87,414 nos. in May 2016

Mumbai, June 8, 2016:The Tata Motors Group global wholesales in May 2016, including Jaguar Land Rover, were at 87,414 nos., higher by 10%, over May 2015. Cumulative wholesales for the fiscal were 1,68,711 nos., higher by 8%, over 2015-16.

Global wholesales of all Tata Motors' commercial vehicles and Tata Daewoo range in May 2016 were 32,375 nos., higher by 11%, compared to May 2015. Cumulative commercial vehicles wholesales for the fiscal were 61,923 nos. higher by 11%, over 2015-16.

Global wholesales of all passenger vehicles in May 2016 were at 55,039 nos., higher by 10%, compared to May 2015, higher by 6% over 2015-16. Cumulative passenger vehicle wholesales for the fiscal were 1,06,788 vehicles, higher by 6%, over 2015-16.

Global wholesales for Jaguar Land Rover were 46,204 vehicles (Includes CJLR* wholesales of 5,478 vehicles). Jaguar wholesales for the month were 12,442 vehicles, and cumulative wholesales were 21,630 vehicles, while Land Rover wholesales for the month were 33,762 vehicles, while its cumulative wholesales no. were 65,507 vehicles. Cumulative wholesales for Jaguar Land Rover for the fiscal were 87,137 vehicles. .

*CJLR - It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.